September 29, 2011

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549-4561

Attention:        Justin Dobbie – Legal Branch Chief

RE:	Pilgrim’s Pride Corporation

Registration Statement on Form S-4 Filed August 22, 2011 File No. 333-176423

Dear Sir:

  This letter is being sent to you in connection with the above referenced Registration Statement filed by Pilgrim’s Pride Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of $500,000,000 aggregate principal amount of the Company’s 7.875% Senior Notes due 2018 (the “Exchange Notes”) and related guarantees, to be offered by the Company in exchange (the “Exchange Offer”) for a like principal amount of the Company’s issued and outstanding 7.875% Senior Notes due 2018 (the “Outstanding Notes”) and related guarantees.

  The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the SEC enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

  The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the position of the staff of the SEC enunciated in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

  In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

  The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

  The Company will commence the Exchange Offer for the Outstanding Notes after the Registration Statement is declared effective by the Staff of the SEC. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

  Please do not hesitate to call W. Crews Lott of Baker & McKenzie LLP at (214) 978-3042 if you have any questions regarding this letter.

Very truly yours,

Pilgrim’s Pride Corporation

By:	/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

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